                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K




(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

     For the fiscal year ended December 31, 2001

     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from _______to _______


Commission file number: 333-17079

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


            THE PROFIT SHARING PLAN OF QUEST DIAGNOSTICS INCORPORATED


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         QUEST DIAGNOSTICS INCORPORATED
                               ONE MALCOLM AVENUE
                           TETERBORO, NEW JERSEY 07608

The Profit Sharing Plan of Quest Diagnostics Incorporated

Index to Financial Statements and Additional Information
--------------------------------------------------------------------------------

                                                                                                            Page
                                                                                                            ----
Financial Statements

Report of Independent Accountants                                                                             1

Statements of Net Assets Available for Benefits at December 31, 2001 and 2000                                 2

Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 2001                                                                                        3

Notes to Financial Statements                                                                               4-10

Additional Information*

Schedule I - Schedule of Assets (Held at End of Year)
     at December 31, 2001                                                                                    11

Signatures                                                                                                   12


* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.


Exhibit

Exhibit 23 - Consent of Independent Accountants

                        Report of Independent Accountants


To the Participants and Administrator of The Profit Sharing Plan of Quest Diagnostics Incorporated


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Profit Sharing Plan of Quest Diagnostics Incorporated (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.






/s/ PricewaterhouseCoopers LLP
New York, New York
June 21, 2002

            The Profit Sharing Plan of Quest Diagnostics Incorporated
                 Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000



                                                               2001                             2000
Assets
Investments, at Fair Value                               $    818,972,509                 $    867,423,184
Investment Contracts, at Contract Value                                 -                        1,167,037
Participant Loans                                              27,231,351                       22,525,682
                                                         ----------------                 ----------------
     Total Investments                                        846,203,860                      891,115,903
                                                         ----------------                 ----------------

Cash and Cash Equivalents                                      10,407,097                        3,249,074
Other Assets                                                    1,416,235                        1,005,896
                                                         ----------------                 ----------------

Net Assets Available for Benefits                        $    858,027,192                 $    895,370,873
                                                         ================                 ================







   The accompanying notes are an integral part of these financial statements.

            The Profit Sharing Plan of Quest Diagnostics Incorporated Statement of Changes in Net Assets Available for Benefits
                      For the Year Ended December 31, 2001



                                                                                               2001
Additions to Net Assets Attributed to:
Investment Income (Loss):
    Interest and Dividends                                                               $     18,855,967
    Net Depreciation in Fair Value of Investments                                            (118,722,446)
                                                                                         -----------------
       Investment (Loss)                                                                      (99,866,479)
                                                                                         -----------------

Contributions:
    Employer                                                                                   32,307,307
    Participants                                                                               79,189,748
                                                                                         ----------------
       Total Contributions                                                                    111,497,055
                                                                                         ----------------

       Total Additions                                                                         11,630,576
                                                                                         ----------------

Deductions from Net Assets Attributed to:
Benefits Paid to Participants                                                                  48,817,710
Other Fees                                                                                        156,547
                                                                                         ----------------

       Total Deductions                                                                        48,974,257
                                                                                         ----------------

Net Decrease                                                                                  (37,343,681)

Net Assets Available for Benefits:
Beginning of Year                                                                             895,370,873
                                                                                         ----------------

End of Year                                                                              $    858,027,192
                                                                                         ================




    The accompanying notes are an integral part of these financial statements

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements
--------------------------------------------------------------------------------

1. Description of the Plan

Background - The Profit Sharing Plan of Quest Diagnostics Incorporated (the "Plan"), is a defined contribution plan established by Quest Diagnostics Incorporated (the "Company" or the "Plan Sponsor") to provide its eligible employees with retirement benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

Eligibility and Participant Contributions - All employees who have completed six months of service are eligible to participate in the Plan. Eligible employees electing to participate in the Plan ("Participants") may elect to make a contribution to the Plan through pre-tax payroll deductions of between 1% and 4% of their compensation (their "Basic Contribution"). Effective June 24, 2002, the maximum Basic Contribution was increased from 4% to 6%. Prior to January 1, 2002, Participants could also elect to make a supplemental contribution of between 1% and 11% of their pre-tax compensation (their "Supplemental Contribution"), subject to certain limitations set forth in section 415(d) of the Internal Revenue Code. For the period of January 1, 2002 through June 23, 2002, the maximum Supplemental Contribution was increased from 11% to 31%. Effective June 24, 2002, Participants may elect to make a Supplemental Contribution of between 1% and 29%. Participants' contributions are generally remitted within two-to-three weeks from when the payroll deductions are made.

Company Matching Contributions -The Company matches 100% of the Participants' Basic Contribution in cash. The Company may make additional contributions at the discretion of the Company's Board of Directors. Company Contributions are remitted at the same time that the corresponding Participants' contributions are made.

Vesting - Participants immediately vest in their voluntary contributions and Company Contributions plus actual earnings thereon.

Investment Options - Participants may elect to have their voluntary contributions and the Company Contributions invested in any or all of the open investment funds. Prior to January 1, 2002, any portion of the Company Contributions in the form of common stock of the Company had to be invested in the Quest Stock Fund and could not be diversified into other funds until a Participant reached age 55. Effective January 1, 2002, these trading restrictions have been eliminated. Contributions and transfers into the Covance Stock Fund and the Corning Stock Fund are prohibited. Participants are permitted to transfer money invested in these funds into other funds.

Distribution Options - On termination of service, Participants may elect to have their benefit distributions paid in the form of a lump sum distribution, an annuity contract, or by monthly, quarterly or annual installments. For Participants who do not make a distribution election, and who have reached the age of 65 or whose individual account does not exceed $5,000, a lump sum distribution may be made automatically. Effective January 1, 2002, regardless of a Participant's age, a lump sum distribution may be made automatically for Participants who do not make a distribution election and whose individual account does not exceed $5,000.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements
--------------------------------------------------------------------------------

Withdrawals - Withdrawals may be made for qualified emergencies and hardships, as defined in the Internal Revenue Code. Depending upon the type of withdrawal and the status of the contribution, penalties upon withdrawal may apply. Effective January 1, 2002, Participants may also begin to make withdrawals at age 59 1/2. Participant benefit claims which have been processed and approved but not paid (i.e., distributions payable) are recorded as a reduction to net assets available for plan benefits when paid.

Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                   December 31,
                                                                ---------------------------------------------------
                                                                         2001                       2000
                                                                -----------------------    ------------------------
Net assets available for benefits per the financial statements  $       858,027,192         $      895,370,873
Amounts allocated to withdrawing Participants                              (497,487)                  (924,146)
                                                                --------------------        ------------------
Net assets available for benefits per the Form 5500             $       857,529,705         $      894,446,727
                                                                ===================         ==================

The following is a reconciliation of benefits paid to Participants per the financial statements to the Form 5500:

                                                                                       Year Ended
                                                                                    December 31, 2001
                                                                               ----------------------------
Benefits paid to Participants per the financial statements                           $    48,817,710
Add: Amounts allocated to withdrawing Participants at
  December 31, 2001                                                                          497,487
Less: Amounts allocated to withdrawing Participants at
  December 31, 2000                                                                         (924,146)
                                                                                     ---------------
Benefits paid to Participants per the Form 5500                                      $    48,391,051
                                                                                     ===============

Plan Administration - The Plan Administrator is the Employee Benefits Administration Committee, which is appointed by the Company's Board of Directors. The Plan's trustee and recordkeeper is Fidelity Management Trust Company.

Loans to Participants - Participants are permitted to obtain loans that have as collateral their account values in amounts not less than $1,000 and not greater than the lesser of (1) $50,000, subject to certain limitations as defined by the Plan, or (2) 50% of the Participants' vested portion of their account values. These loans bear interest at prevailing market interest rates at the time the loans are issued.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements
--------------------------------------------------------------------------------

Tax Status - The Internal Revenue Service has determined and informed the Company by letter dated May 17, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has subsequently been amended. However, the Plan Sponsor and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Termination - The Company intends to continue the Plan indefinitely, but reserves the right to change or discontinue the Plan at its discretion.

2. Summary of Significant Accounting Policies

Method of Accounting - The Plan maintains its financial records on the accrual basis of accounting.

Benefits - Benefits are recorded when paid.

Valuation of Investments - Investments in mutual funds, common stock and common/collective trusts are stated at fair value as determined by quoted market prices. Investment contracts are stated at contract value, which represents contributions and interest earned less benefit payments. Participants' loans are valued at cost which approximates fair value.

Administrative Expenses - Administrative expenses and accounting fees of the Plan are paid by the Company.

Security Transactions and Investment Income - Realized and unrealized gains (losses) on securities are included in Net Appreciation/(Depreciation) in Fair Value of Investments in the Statement of Changes in Net Assets Available for Benefits.

Dividend income is recorded on the ex-dividend date. Interest income from other investments is recorded as earned on the accrual basis.

Cash and Cash Equivalents - Cash and cash equivalents include highly-liquid investments with maturities of three months or less.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities (if any) at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for Participant-directed investment of their voluntary contributions and the Company Contributions in a number of investment funds. Certain underlying investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements
--------------------------------------------------------------------------------

changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect Participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3. Net Depreciation in Fair Value of Investments

For the year ended December 31, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) in value as follows:

Type of investment                                                 2001
Mutual Funds                                                   $ (45,911,680)
Common Stock                                                     (72,810,766)
                                                               --------------
Net Depreciation in Fair Value of Investments                  $(118,722,446)
                                                               ==============

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements
--------------------------------------------------------------------------------

4. Investments

The following presents investments that represented 5 percent or more of the Plan's net assets available for benefits at December 31, 2001 and 2000:

                                                                        2001                        2000
Quest Diagnostics Incorporated Common Stock
   Nonparticipant-Directed Portion of Investment
      (1,619,242 and 1,025,185 shares, respectively)             $    116,165,484           $    145,576,331
   Participant-Directed Portion of Investment (1,768,293
      and 781,741 shares, respectively)
                                                                      126,754,651                111,007,161
                                                                 ----------------           ----------------
   Total Investment in Quest Diagnostics Incorporated
     Common Stock                                                     242,920,135                256,583,492

Fidelity Magellan (1,667,952 and 1,585,390 shares,
   respectively)                                                      173,834,044                189,137,078
Fidelity Puritan (7,792,798 and 5,723,441 shares,
   respectively)                                                      137,698,743                107,772,399
Corning Incorporated Common Stock (1,764,357 shares)                            *                 93,180,104
Fidelity Managed Income Portfolio (104,268,962 and
   86,131,983 shares, respectively)                                   104,268,692                 86,131,983
Fidelity Contrafund (1,159,055 and 1,116,581 shares,
   respectively)                                                       49,572,762                 54,902,283

* Investment did not represent 5 percent of the Plan's net assets available for benefits at December 31, 2001.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements
--------------------------------------------------------------------------------


5. Nonparticipant-Directed Investments

Net assets available for benefits at December 31, 2001 and 2000 related to nonparticipant-directed investments were as follows:

                                                                2001                             2000
Assets
Investments, at Fair Value:
    Common Stock                                            $   116,165,484                  $   145,576,331

Cash                                                              4,105,550                                -
Other Assets                                                        675,683                          560,443
                                                            ---------------                  ---------------

Net Assets Available for Benefits                           $   120,946,717                  $   146,136,774
                                                            ===============                  ===============

Changes in net assets available for benefits for the year ended December 31, 2001 related to nonparticipant-directed investments were as follows:

                                                                                                  2001
Additions to Net Assets Attributed to:
Investment Income:
    Interest and Dividends                                                                  $        65,113
    Net Appreciation in Fair Value of Investments                                                 1,363,541
                                                                                            ---------------
       Investment Income                                                                          1,428,654

Deductions from Net Assets Attributed to:
Benefits Paid to Participants                                                                     7,293,723
Other Fees                                                                                            7,171
Interfund Transfers                                                                              19,317,817
                                                                                            ---------------

       Total Deductions                                                                          26,618,711
                                                                                            ---------------

Net Decrease                                                                                    (25,190,057)

Net Assets Available for Benefits:
Beginning of Year                                                                               146,136,774
                                                                                            ---------------

End of Year                                                                                 $   120,946,717
                                                                                            ===============

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements
--------------------------------------------------------------------------------

6. Subsequent Event

Effective October 1, 2002, the Quest Diagnostics Incorporated Employee Stock Ownership Plan (the "ESOP") will be merged into the Plan. At that time, all Participant accounts in the ESOP will be merged into their existing Plan account. For those Participants who do not already have a Plan account, one will be established. The ESOP investments will be placed into the Plan's Company stock fund. Once the plans are merged, there will be no investment restrictions. ESOP contributions will continue to be subject to their three-year vesting requirements.

The Profit Sharing Plan of Quest Diagnostics Incorporated             Schedule I

Schedule of Assets (Held at End of Year)
December 31, 2001
--------------------------------------------------------------------------------

                                                                                                        Current
     Identity of Issue                  Description             Shares/Units           Cost              Value
     -----------------                  -----------             ------------           ----              ------
Quest Diagnostics Incorporated**        Common Stock                3,387,535    $    76,858,313   $    242,920,135

Fidelity Magellan Fund                  Mutual Fund                 1,667,952        166,976,836        173,834,044

Fidelity Puritan                        Mutual Fund                 7,792,798        147,471,322        137,698,743

Fidelity Managed Income                 Common/Collective
   Portfolio                            Trust                     104,268,692        104,268,692        104,268,692

Fidelity Contrafund                     Mutual Fund                 1,159,055         58,529,955         49,572,762

Fidelity Equity-Income Fund             Mutual Fund                   500,977         25,123,390         24,432,646

Spartan US Equity Index                 Mutual Fund                   432,989         19,746,414         17,596,677

Fidelity Growth & Income Fund           Mutual Fund                   432,544         18,447,489         16,168,486

Corning Incorporated                    Common Stock                1,719,863         12,899,668         15,341,178

Fidelity Low Priced Stock               Mutual Fund                   488,444         12,037,980         13,393,130

Fidelity Diversified International      Mutual Fund                   679,445         14,304,615         12,963,803

Fidelity US Bond Index                  Mutual Fund                   499,492          5,381,683          5,394,532

Covance Inc.                            Common Stock                  133,749          1,900,283          3,035,899

Fidelity Over-the-Counter
   Portfolio                            Mutual Fund                    75,450          2,841,796          2,351,782

Participant Loans**                     ***                                                    -         27,231,351

Fidelity Institutional                  Money Market
   Cash Portfolio                       Fund                       10,407,097         10,407,097         10,407,097
                                                                                 ---------------   ----------------

                                                                                 $   677,195,533   $    856,610,957
                                                                                 ===============   ================


**   "Party-in-interest" to the Plan.
***  Rates approximate prime plus 1%; maturities vary by participant.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan sponsor of The Profit Sharing Plan of Quest Diagnostics Incorporated has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

June 21, 2002

The Profit Sharing Plan of
Quest Diagnostics Incorporated



By:   /s/ Robert A. Hagemann        Vice President and Chief Financial Officer
      ----------------------
         Robert A. Hagemann         Quest Diagnostics Incorporated